Exhibit (a)(7)

EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

Re:	IMPORTANT REMINDER: Kintera Stock Option Exchange Offer

As you know, on May 31, 2006 we announced the Kintera stock option exchange program. There is only a short period of time left for you to elect to exchange your eligible options under the stock option exchange program. If you would like to exchange your eligible options for replacement options, the Human Resources Department in San Diego must receive your Letter of Transmittal no later than 5:00 p.m., Pacific time, on June 28, 2006.

If you have already delivered the Letter of Transmittal to the Human Resources Department, you should have received an email confirmation of receipt. If you have not received the email confirmation, please contact Human Resources at the number or email address below.

If you do not wish to tender any of your eligible options for exchange, then no action is required on your part.

If you have any questions, or if you would like a paper copy of any of the documents delivered to you in connection with the stock option exchange program, please contact Human Resources at (858) 795-3000 or HumanResources@kintera.com.